TOYO Co., Ltd

December 4, 2024

Mr. Bradley Ecker
Division of Corporation Finance
Office of Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C., 20549

Re:	TOYO Co., Ltd

Draft Registration Statement on Form F-1

Submitted October 3, 2024

CIK No. 0001985273

Dear Mr. Ecker:

This letter is in response to the letter dated October 7, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to TOYO Co., Ltd. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Draft Registration Statement on Form S-1 Submitted October 3, 2024

1.	Please revise your registration statement to include audited financial statements for Blue World Acquisition Corporation for the period ended June 30, 2024 or tell us why you are not required to do so. Refer to Rule 15-01(e) of Regulation S-X.

Response: In response to the Staff’s comments, we included the audited financial statements for Blue World Acquisition Corporation for the period ended June 30, 2024 in the Registration Statement accordingly.

Plan of Distribution, page 115

2.	We note your disclosure on page 116 that your selling securityholders may sell their securities in one or more underwritten offerings on a firm commitment or best efforts basis. Please confirm your understanding that the retention by a selling security holder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. In addition, please revise to provide the undertakings required by Item 512(a) of Regulation S-K.

Response: We hereby confirm that we understand the retention by a selling security holder of an underwriter would constitute a material change to the Company’s plan of distribution requiring a post-effective amendment. We further advise the Staff that we revised the undertakings in the Registration Statement accordingly.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

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Very truly yours,

By:	/s/ Junsei Ryu
Junsei Ryu
Chief Executive Officer

Arila Zhou, Esq.
Robinson & Cole LLP

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